Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2008

Mr. Brian R. McLeod
Chief Financial Officer
The National Security Group, Inc.
661 East Davis Street
Elba, AL 36323

>   **Re: National Security Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2008**
>   **File No. 0-18649**

Dear Mr. McLeod:

We have reviewed your September 5, 2008 response to our August 22, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 4

1.   We acknowledge your response to our previous comment one. Please provide us with the draft disclosure removing all references to your outside actuary that you intend to include in your September 30, 2008 Form 10-Q.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 31,

2.   We acknowledge your intent to provide us a draft of your December 31, 2008 contractual obligations table when it becomes available in response to our previous comment two. Although we acknowledge that you may not have completed your methodology for estimating the timing of payment of all your

insurance obligations, please provide us a draft of your December 31, 2007 contractual obligations table revised to reflect your interest obligations and all your insurance obligations. Please ensure that the footnotes to this draft explain how you determined the anticipated interest payments and how the ultimate interest payments can be different from your estimates consistent with your response. To the extent that you cannot provide accurate payment estimates of your insurance obligations at this time, please provide the structure of the table and the anticipated footnote disclosure that explains why the total anticipated insurance claim/benefit payments will be different from the obligation on your balance sheet.

Application of Critical Accounting Policies, page 33

3.   We acknowledge your response to our previous comment three regarding a sensitivity analysis on your loss reserves. Please provide us a draft of the disclosure you intend to file with your December 31, 2008 Form 10-K.

Financial Statements

Note 4: Investment Securities, page 50

4.   We acknowledge your response to our previous comment five. As previously requested, please provide us a draft of your revised policy note disclosure indicating how you account for your investments in mortgage-backed securities consistent with your response. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 19

5.   We acknowledge your response to our previous comment six. Please provide us proposed revised disclosure that provides the positive and negative information you considered in determining that your marketable equity securities impairments were not other than temporary consistent with your response. In addition, please ensure that this proposed disclosure includes all the other information required by paragraph 17b of FSP FAS 115-1/124-1.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant